Exhibit 99.1

DUNDEE CORPORATION REPORTS 2008 RESULTS

FOR IMMEDIATE RELEASE

Toronto, March 31, 2009 – Dundee Corporation (TSX: DC.A and DC.PR.A) is today reporting its financial results as at and for the year ended December 31, 2008.  The audited consolidated financial statements, along with Management’s Discussion and Analysis as at and for the year ended December 31, 2008 have been filed on SEDAR on March 31, 2009.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect $53 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.  Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation
Joanne Ferstman
Executive Vice President and
Chief Financial Officer
(416) 365-5010